Exhibit 99.2

ASX:SYA • NASDAQ:ELVR • OTCQB:SYAXF Elevra Lithium The Merger of Piedmont and Sayona SEPTEMBER 2025 Exhibit 99.2

Contents ELEVRA LITHIUM 2 Introduction 01 Corporate Overview 02 Synergies & Progress 03 Resource Base & Operations 04 Growth Projects 05 Strategy & Market Outlook 06 Financials & Guidance 07 Appendix 08

01 Introduction

Recapping the Merger Strategic Rationale

Unlocking synergies, strengthening our market position and delivering long term value

Strategic Rationale

Scale

- #1 North American hard rock pure-play lithium producer.
- Significant combined lithium Ore Reserve Estimate of 106Mt @ 1.15% Li_2O and M&I Mineral Resource estimate totalling 183Mt @ 1.16% Li_2O[1].
- Improved strategic relevance to global battery and EV supply chains.

Optimisation

- Consolidated North American Lithium ("NAL") offtake economics.
- Complementary technical capabilities.
- Unified ownership structure enhancing scope for project optimisation.
- Material logistics, procurement and marketing synergies.

Growth

- Aligns economic interests in pursuing NAL Brownfield expansion.
- Significantly strengthened balance sheet to support growth pipeline.
- Enhanced portfolio optionality to pursue growth.
- Potential to deliver into different supply-chain /products in a highly dynamic market.

1. Combined spodumene ore reserve estimates and mineral resource estimates (in the measured and indicated category, inclusive of reserves and exclusive of inferred resources). Ore reserve and mineral resource estimates reported in accordance with the JORC code. Metrics as reported and shown on a net attributable basis following updated NAL and Moblan announcements in August 2025. Refer to the Appendix for supporting data.

ELEVRA LITHIUM 4

Introducting Elevra Lithium Electricity Evoking energy, power and the shift towards electrification. Era Marking a new chapter in sustainable industry and clean energy. The meaning behind the name Elevate Upward momentum, leadership and innovation. Providing a secure and reliable supply of lithium to power the future ELEVRA LITHIUM 5

Integrity Respect Resilience Collaboration Execution Elevra represents a company driving the energy transition forward, rising as a leader in the lithium and critical minerals sector Our Core Values ELEVRA LITHIUM 6

02 Corporate Overview

North America's Leading Hard-Rock Lithium Producer

A larger, stronger operating business with quality development projects

Merger Update

- ~168mm shares on issue post consolidation.
- Elevra pro-forma cash position of ~A$227mm [1] as at 30 June 2025, including proceeds of A$69mm from RCF, excluding merger completion costs.
- Name change to the new entity expected in late September 2025 subject to ASIC regulatory approvals.
- Post name change ASX shares of the merged company will be listed on the ASX under the ticker ELV whilst ADS shares will trade on the NASDAQ under the ticker ELVR.

205kdmt FY25 record spodumene concentrate produced	**121Mt** +35% resource at Moblan over previous Aug 2024 MRE
A$1,198/t FY25 unit operating cost produced (FOB)	**26.4%** IRR (post-tax) from NAL expansion scoping study

1. AUDUSD = 0.65.

Scale

Elevra is North America's largest hard-rock lithium producer.

Growth

NAL expansion study results confirms lower costs and strong returns.

Strategically Positioned

Exporting globally, supplying the battery materials EV chain.

ELEVRA LITHIUM

8

Highly Experienced and Diverse Board Structured to support and enable Elevra’s growth • Board of Directors of Elevra consists of a total of 8 members, including Dawne Hickton as Chair of the Board and Lucas Dow as Managing Director & CEO. • Highly experienced and diverse board representation with decades of combined executive experience. • The Audit and Risk Committee will be comprised of 4 Board members with Ms. Laurie Lefcourt serving as Chair, and the Nomination and Remuneration Committee will be comprised of 4 Board members with Ms. Dawne Hickton serving as Chair. Board of Directors Dawne Hickton Chair Allan Buckler Director Lucas Dow Managing Director & CEO Jeff Armstrong Director James Brown Director Laurie Lefcourt Director Christina Alvord Director Jorge M. Beristain Director ELEVRA LITHIUM 9

Elevra’s Management Team Experienced team with strong operational and project development experience • Elevra is proud to introduce the company’s senior leadership team — a committed group of individuals ready to guide Elevra’s evolution and champion the company’s vision: to operate responsibly and grow sustainably. • The management team brings extensive experience and operational excellence in the lithium space. Management Team Monique Parker Chief Sustainability Officer Dougal Elder Chief Financial Officer Lucas Dow Managing Director & CEO Dylan Roberts General Counsel & Company Secretary Sylvain Collard President Canada & Group COO Andrew Barber Chief Development & Investor Relations Officer Sandra Tremblay Chief People Officer Malissa Gordon Vice President, Government Affairs US ELEVRA LITHIUM 10

03 Synergies & Progress

01 Corporate 02 NAL 03 Ewoyaa 04 Carolina 05 Moblan Already delivered on Multiple Operational Milestones Disciplined and structured approach to operational delivery and project development Complete merger and realise operating synergies Complete capital raise to execute strategic plans and create cash runway into 2026 Evaluate downstream partnering on consolidated platform Achieve operating cost reductions based on run - rate production levels Complete exploration drilling and update Resource and Reserve Estimates Early studies for brownfield expansion of spodumene concentrate production Negotiate revised fiscal terms of the Mining Lease Ratification of Mining Lease Secure non - dilutive project financing to reduce partner equity requirements Secure Air and Water Permit Engineering optimisation for consolidation of activities in North Carolina Advance strategic partnering and project finance options Complete exploration drilling and update Resource and Reserve Estimates Scoping Study for larger scale spodumene concentrate production Initiate Permitting process ELEVRA LITHIUM 12

Merger Synergies Good progress already made and on track to deliver synergies in excess of US$15M on an annual basis SG&A Optimisation of corporate and JV functions Reduction of corporate costs and overheads Consolidation of corporate offices Ability to re - route and share staff across various corporate functions and projects Asset Optimisation Enhanced management and technical expertise to expand production base NAL brownfield scoping study completed Reduce unit operating costs at NAL to improve cashflow generation through market cycles Strengthened positioning and balance sheet to optimise growth projects and pursue downstream supply - chain integration strategies Logistics and Procurement Removing de - synergies from previous NAL arrangement Marketing synergies through significantly expanded customer relationships Optimised project logistics and procurement to deliver lower operating cost profile Expected to be realised in 1H FY2026 ELEVRA LITHIUM 13

04 Resource Base & Operations

NAL Mineral Resources 2025 JORC Estimate NAL Mineral Reserves 2025 JORC Estimate Cut - off Grade (%) Li 2 O Grade (%) Tonnes (Mt) Method Resource Classification 0.60 1.17 76.2 Open Pit Measured 0.60 1.13 8.6 Open Pit Inferred – – – Underground Indicated 0.70 1.02 10.3 Underground Inferred 1.15 95.0 Total Cut - off Grade (%) Li 2 O Grade (%) Tonnes (Mt) Reserve Category 0.60 1.01 0.3 Proved 0.60 1.11 48.2 Probable 0.60 1.11 48.6 Total NAL Increases Resource to 95Mt and Reserves to 49Mt 1 • Total Mineral Resource of 95Mt at 1.15% Li 2 O; this is an increase of +8% over the previous MRE (August 2024) of 87.9Mt at 1.13% Li 2 O • Increase in Reserves of +124% compared to previous estimate released i n March 2023 • Results from the updated MRE reinforce the project ' s potential for an extended mine life and/or increased production rate Significant Increase in Resource and Reserve Base Large resource base to support significant brownfield and greenfield developments ELEVRA LITHIUM 15 1. Refer to ASX Announcement on 27 August 2025 or Appendix for supporting data.

Aug 2021 Acquisition ¹ 57.7M tonnes 30.2 (0.8) 14.1 1.7 (8.0) 87.9M tonnes 95.0M tonnes Step Change Aug 2024 MRE Depletion Aug 2 4 to Mar 25 No UG Pillar Recovery 67.4 to 69.2 Updated Economic Parameters and Selling Price Change (US$1,395 5.4% Li 2 O) June 202 5 MRE MRE Total MRE Increase MRE Decrease 1.1x Increase 1.6x Increase +0.15% Grade Cutoff NAL 1.6x Increase in Resource Since Acquisition Increased resource base providing the foundation for a significant brownfield expansion • NAL represents one of North America’s single largest lithium resources , providing a strategically significant asset base with substantial growth potential • Since August 2024, MRE has increased from 87.9Mt to 95.0Mt, underpinned by successful drilling results which ha ve increased the resource base by 1.6x since the 2021 acquisition • Increase in Indicated category cut - off grade from 1.02% Li 2 O at August 2021 acquisition to 1.17% Li 2 O 2025 MRE 1. Based on latest 2017 MRE published prior to completion of acquisition in August 2021 . ELEVRA LITHIUM 16 0.1 New Geo Model

Significant Increase in Resource and Reserve Base

Large resource base to support significant brownfield and greenfield developments

Moblan Increases Resource to 121Mt and Reserves to 48Mt[1]

- Total Mineral Resource of 121Mt at 1.19% Li_2O; this is an increase of **+30%** over the previous MRE (August 2024) of 93.1Mt at 1.21% Li_2O
- Approximately **89%** of the total tonnage is in the higher confidence Measured and Indicated categories which supports a high potential conversion rate to Mineral Reserves
- The company has grown the resource based by **+6.5x** since acquiring Moblan in 2021

Moblan Mineral Resources[2]

2025 JORC Estimate

Resource Classification	Tonnes (Mt)	Li_2O Grade (%)	Cut-off Grade (%)
Measured	6.3	1.50	0.55
Indicated	101.4	1.19	0.55
Inferred	13.3	1.03	0.55
Total	**121.0**	**1.19**	**0.55**

Moblan Mineral Reserves[2]

2025 JORC Estimate

Resource Category	Tonnes (Mt)	Li_2O Grade (%)	Cut-off Grade (%)	Fe_2O_3 Grade (%)
Proved	5.33	1.57	0.60	0.95
Probable	42.75	1.27	0.60	1.10
Total	**48.08**	**1.31**	**0.60**	**1.09**

1. *Refer to ASX Announcement on 25 August 2025 or Appendix for supporting data.*
2. *SYA 60%, Investissement Quebec 40%.*

ELEVRA LITHIUM 17

Moblan 6.5x Increase in Resource Since Acquisition

Genuine Tier 1 deposit–long life, low cost with an expandable production profile

- Resource base continues to grow over the years from infill drilling with shallow mineralisation
- Track record of expansion, with mineral resource increasing 6.5x since the October 2021 acquisition and a high level of certainty for conversion of resources to reserves
- Improved quality and consistency of ore body with anticipated increased project economics (more cohesive resource base)


~6.5x increase
16
77
93
28
121
Oct 2021 Acquisition 1
Aug 2024 MRE
Aug 2025 MRE

2024 Mineral Resources | **2025 Mineral Resources**


More Cohesive Resource Base
Measured Mineral Resources
Inferred Mineral Resources
Indicated Mineral Resources
Resources Pit Shell

1. *Total Measured, Indicated and Inferred based on latest 2019 MRE published prior to completion of acquisition in October 2021.*

ELEVRA LITHIUM
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Select Hard - Rock Resource Benchmarking Attributable M+I+I Mineral Resource Estimate, Mt 1 Capital Intensity Benchmarking US$mm /kdmt p.a. 3 Leading Hard - Rock Resource Base in North America with Competitive Capital Intensity 1. Peer Mineral Resource Estimates (Measured, Indicated & Inferred) as reported, refer to supporting sources in Appendix. 2. Excludes Ewoyaa. 3. Incremental capacity increase based on initial/remaining capital requirements, refer to supporting sources in Appendix. Established producing asset base. Competitive capital intensity . Elevra 2 Patriot Battery Metals Albemarle RioTinto Winsome Frontier Resources Lithium Critical RockTech Avalon Elements Lithium Advanced Materials 100 200 0 1 2 3 4 229 141 91 82 78 48 33 15 6 0 Elevra (NAL) 3.7 3.0 3.0 1.9 1.7 1.4 1.4 1.2 1.2 Patriot Battery Metals RioTinto (Galaxy) RioTinto (Whabouchi) Winsome Resources (Adina) Frontier Lithium (PAK) Albemarle (Kings Mt) Critical Elements (Rose) RockTech Lithium (Georgia) (Shaakichiuwaanaan) ELEVRA LITHIUM 19

Delivering production in line with FY25 budget • FY25 ore mined up 14% against PCP • Process plant utilisation achieves new record of 93% • Consistent lithium recoveries exceeding 73% in June quarter which was 5% higher against PCP • FY25 concentrate production of 205kt was a 31% increase on the prior year • Continued focus on safety improvement in FY26 NAL Operational Performance Demonstrated operating discipline laying the platform for sustained success and future growth NAL Global Recovery and Mill Utilisation NAL Concentrate Production and Unit Operating Costs ELEVRA LITHIUM 20 43% 57% 58% 62% 67% 68% 67% 68% 69% 73% 51% 71% 72% 75% 73% 83% 91% 90% 80% 93% 30% 40% 50% 60% 70% 80% 90% 100% Q3 FY23 Q4 FY23 Q1 FY24 Q2 FY24 Q3 FY24 Q4 FY24 Q1 FY25 Q2 FY25 Q3 FY25 Q4 FY25 Global Recovery (%) Mill Utilisation (%) 3,510 29,610 31,486 34,237 40,439 49,660 52,141 50,922 43,261 58,533 1,231 1,397 1,536 1,506 1,335 1,280 1,374 1,232 0 200 400 600 800 1000 1200 1400 1600 0 10,000 20,000 30,000 40,000 50,000 60,000 70,000 80,000 Q3 FY23 Q4 FY23 Q1 FY24 Q2 FY24 Q3 FY24 Q4 FY24 Q1 FY25 Q2 FY25 Q3 FY25 Q4 FY25 Concentrate Production (dmt) Unit Operating Costs (A$/dmt)

05 Growth Projects

Development Projects

Unique set of development options combined with an operating asset

1 North American Lithium (100%)



Leading North American open pit mining operator with nameplate capacity of 220kt of spodumene concentrate (30kt LCE per annum)

- Brownfield expansion scoping study completed with strong economics
- 25+ year life of mine
- Indicated and Inferred Mineral Resource of 95Mt @ 1.15% Li_2O
- Nearly all of NAL is powered by clean and green hydroelectricity

2 Ewoyaa (22.5%)[1]



Low-cost lithium project targeting 365kt of high-grade, coarse-grained spodumene concentrate per annum

- Elevra has an offtake agreement with Atlantic Lithium for 50% of spodumene concentrate production at market prices on a life-of-mine basis[2]
- Elevra additionally exercised option to acquire 22.5% interest in Ewoyaa, having funded the Definitive Feasibility Study to completion

3 Moblan (60%)



High-grade, long-life project located close to key infrastructure and transport nodes with production target of 300kt per annum of spodumene concentrate

- Drilling program achieved 6.5x increase in Resource base since acquisition
- 20+ year life of mine
- Measured, Indicated and Inferred Mineral Resource of 121Mt @ 1.19% Li_2O
- Strategically located at the southern most portion of the James Bay region of Quebec

4 Carolina (100%)



Fully-integrated, strategically located U.S. asset to potentially produce battery-grade lithium at up to 60kt per annum at full production

- Received finalised mining permit for construction, operation and reclamation in May 2024
- One of only two significant spodumene projects in the U.S.
- Expected to benefit from exceptional infrastructure and close proximity to end customers

1. *Sayona has a 22.5% interest in the Ewoyaa Project and can earn a 50% interest prior to potential dilution.*
2. *See PLL ASX release 17 August 2023.*

ELEVRA LITHIUM

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• Elevra maintains a diverse pipeline of attractive projects, well positioned to supply a growing lithium market • Elevra will remain disciplined on capital allocation and in the near - term we are focused on executing the NAL B rownfield expansion • Elevra continues to assess the optimal timing and investment approach for growth projects • Current market conditions indicate a prudent approach, and we expect minimal capital outlay in the near - term • Elevra’s growth projects remain subject to FID , and will need to be supported by strong market conditions and access to funding Indicative Sequencing of the Project Development Pipeline Project pipeline provides for a natural development sequence aligned to forecast supply shortages ELEVRA LITHIUM 23 Ewoyaa Spodumene Production Construction Permitting and Funding Moblan Carolina Potential FID Construction Permitting, Studies and Funding Construction Rezoning and Funding Permitting and Studies NAL Permitting Brownfield Expansion Ramp Up Brownfield Expansion Construction Brownfield Expansion Permitting and Study Spodumene Production

• The brownfield expansion at NAL is supported by the significant increase in resource base of the surrounding acreage • Permitting expected to be a streamlined process given existing permit approvals at NAL • Second concentrator to be added on site to ramp up production Overview of NAL Brownfield Expansion 1 Risk profile significantly reduced as compared to greenfield projects in Quebec with superior location and existing logistics connectivity ELEVRA LITHIUM 24 1. ASX release 15 September 2025

Impact of the NAL Brownfield Expansion Plan

Driving unit costs down and strengthening NAL's commercial competitiveness

Elevra has completed a Scoping Study Assessing an Expansion of NAL Supported by a Larger Resource Base

- Based off the scoping study results, targeting an increase in production from 195 – 210 ktpa (FY26 Guidance) to 315 ktpa nominal SC5.4 following ramp-up of the expansion
- High grade of additional resources expected to deliver increased concentrate production and supports a reduction in the strip ratio and mining costs at an attractive capital intensity
- Expected reduction in unit cash costs, improving margins and operational resilience
- C1 unit cost of US$562/t and AISC of US$680/t once the expansion is fully operational[1]
- Estimated initial capex of US$270mm, with expansion project to provide a total post-tax NPV(8%) of US$950mm[1]

NAL Gross Production


315
kdmt
195 – 210
kdmt
Current FY26 Guidance
Post NAL Brownfield Expansion

NAL Unit Costs


US$765 – 830
/dmt
US$562
/dmt
Current FY26 Guidance
Post NAL Brownfield Expansion

1. *Converted at CADUSD = 0.74 per Scoping Study Results.*

ELEVRA LITHIUM 25

Indicative NAL Brownfield Expansion Timetable

A simplified project pathway as compared to greenfield project development—further refinement being undertaken

Stage	Status / Timing	Description
1 Scoping Study	✓ Completed	Scoping Study for NAL brownfield expansion completed in September 2025
2 Project Evaluation	In Progress	Conduct additional required test work and evaluation during next phase of the project
3 Permitting	FY26	Commence incremental permitting
4 Construction	~2Q CY28	Commence construction
5 Commission	~4Q CY29	Construction complete, commissioning commences
6 Ramp-up	1Q CY30–3Q CY30	Increase production from 195–210 kdmt to 315 kdmt

ELEVRA LITHIUM 26

Funding Plan

Flexibility and a range of alternatives exist to fund Elevra's development projects.

- Consolidating ownership of NAL provides optionality for alternative funding pathways including partnering with strategic investors
- Capital raisings completed at merger announcement and completion provide runway for Elevra developments
- Near-term focus on securing non-dilutive funding options leveraging Elevra's strengthened balance sheet and cashflow generation

	Funding Timing	Funding Strategy	Est. Funding Required
NAL Brownfield Expansion	Subject to permitting and FID	• Evaluating non-dilutive funding options such as secured loan and/or corporate loan which will be serviced by NAL cash flows • Engaging with potential financiers and strategic / offtake funding partners	US$270MM
Ewoyaa	Subject to FID and market conditions	• Elevra progressing non-dilutive funding options such as DFC loan for project capex and customer funding for the early years of Elevra offtake • Subject to FID, the first US$70MM to be funded by Elevra and remainder to be funded based on project ownership (~47% Elevra) • Funding options determined following completion of re-negotiation of financial terms	US$185MM[1,2] 100% basis
Moblan and Carolina		• Evaluating strategic partnership and project financing options • Strong interest from partners given strategically located assets • US federal government support to fund and accelerate critical mineral projects; downstream integration will be an important decision factor	

1. See Atlantic Lithium Limited ASX release 29 June 2023, "Ewoyaa Definitive Feasibility Study".
2. The capital cost estimate excludes sunk costs, corporate costs, company overheads, exploration costs, project financing costs, working capital, exchange rate variations and escalation.

ELEVRA LITHIUM 27

06 Strategy & Market Outlook

Recapping the Elevra Strategy—Next 18 Months

Disciplined delivery remains central to our strategy

01

Optimise Existing Operations

Focused on optimising production sustainably and maximising returns and cashflow generation for NAL

Next 18 Months

- Improve safety and environmental performance
- Mine cost reduction
- Continued mill utilisation and throughput improvement
- Recovery optimisation
- Logistics cost reduction

02

Develop Assets Following Expanded Resource Base

Deliver portfolio potential through the development of upstream assets off the back of an expanded resource base

Next 18 Months

- Evaluate NAL expansion options based on materially expanded resource base
- Revisit Moblan DFS with focus on benefits of increased reserve base, capital intensity & sizing
- Advance Moblan approvals and permitting (~5 year lead time)
- Pursue additional value accretive growth opportunities

03

Integrate into the Supply Chain Via Strategic Partnerships

To lock in demand, access-end markets, establish a vertically integrated supply chain, and fund the accelerated development of Elevra's portfolio via downstream partnerships

Next 18 Months

- Identify potential partnership opportunities, including support from the government, to advance downstream development in Quebec
- Focus on options to enable development pathways for Moblan greenfield and NAL brownfield expansion

ELEVRA LITHIUM 29

Greenbushes Pilgangoora Mt Marion Wodgina Through - The - Cycle Production Ensures Maximised Profitability in Peak Cycle Environments Production incumbency is everything • Lithium price upcycles can last 2 – 3 years (most recently Sep 2021 – Jan 2023) but short spikes have primarily driven outsized profitability • Producing assets such as Greenbushes, Pilgangoora and Mt Marion invested through the downcycle which allowed them to fully capitalise at peak prices with expanded production • However, as Wodgina was placed into care and maintenance, it was not able to restart production efficiently during peak price periods and recorded zero profit over FY2022, whilst producing assets saw record profitability • Given the relatively short price cycles and the time/capex required to restart, it is critical to remain operational during market downturns in order to maximise earnings potential during strong price environments Gross Annual Production k t , June year end Profit A$MM, June year end 2,685 9,627 4,361 660 777 1,215 Spod (A$/t) ELEVRA LITHIUM 30 - 91 281 378 620 725 744 644 702 1,135 1,491 1,383 391 496 485 431 474 654 - 62 - 16 295 423 - 200 400 600 800 1,000 1,200 1,400 1,600 FY2019 FY2020 FY2021 FY2022 FY2023 FY2024 Despite price rebound, Wodgina was not able to transition from care and maintenance to production until FY2023 (29) (99) (51) 530 2,276 418 (214) (71) (63) 868 6,555 2,578 109 21 5 504 1,231 275 - 381 93 (3,000) (1,000) 1,000 3,000 5,000 7,000 9,000 FY2019 FY2020 FY2021 FY2022 FY2023 FY2024 Wodgina failed to realise any value during the first 12M of price upswing in 2021 Assets that remained producing through the cycle saw significant earnings growth

0.0 1.0 2.0 3.0 4.0 5.0 6.0 2025 2028 2031 2034 2037 2040 Battery Industrial Uplift in Demand with Strong Outlook into 2030 Elevra is well positioned to take advantage of forecast demand growth through its unique suite of development projects Global Lithium Demand Mt LCE North American Lithium Market Balance M t LCE CAGR 10% ELEVRA LITHIUM 31 (0.15) (0.18) (0.21) (0.23) (0.25) (0.27) (0.28) (0.30) (0.33) (0.37) (0.39) (0.42) (0.48) (0.53) (0.60) (0.65) (0.8) (0.6) (0.4) (0.2) 0.0 0.2 0.4 0.6 0.8 1.0 1.2 1.4 2025 2028 2031 2034 2037 2040 Market Balance Battery Demand Primary Supply Source: Benchmark Mineral Intelligence Q2 2025 Lithium Forecast Model

Commercial Strategy Focused on developing strategic partnerships where the commercial terms are superior to what can be achieved in the spot market LG Chem’s contract for 200kt over 4 years 2 . Tesla’s contract for 125kt over 3 years 1 . ELEVRA LITHIUM 32 Offtake Agreements and Sales Strategy • Offtake agreement between Sayona and Piedmont has been unwound through the merger consolidation • The underlying offtake agreements between Piedmont and Telsa/LG Chem remain in place including: • Remaining balance is currently being sold to international markets • International market sales prices are supplemented with a modest forward sales program that takes advantage of the contango that regularly exists in Lithium Hydroxide futures contracts Downstream Approach • Elevra will proactively engage with conventional and non - conventional technology providers as a supplier of feedstock to lithium chemical conversion facilities • A strong preference will be to support those groups that intend to construct facilities in North America and specifically in Quebec • There is an opportunity to form strategic partnerships with battery supply chain participants that are focused on ex - China supply 1. See PLL ASX release 4 January 2023 2. See PLL ASX release 16 February 2023

07 Financials & Guidance

FY26 Guidance

Another year focused on delivery, disciplined expenditure and continued improvement

	Proposed Guidance	Additional Information
Spodumene Concentrate Production	195,000 – 210,000 dmt	• SC 5.3% product grade • 100% NAL production
Spodumene Concentrate Sales	195,000 – 210,000 dmt	• SC 5.3% grade • 100% NAL sales • Shipment volumes have been deliberately weighted to the 2nd quarter in each six month period in order to deliver into higher priced forward sales arrangements. Full year sales guidance remains unchanged. • Q1 ~25% vs Q2 ~75% • Q3 ~33% vs Q4 ~77%
Unit Operation Costs Sold [1,2]	A$1,175 – A$1,275 / dmt	• SC 5.3% product grade • US$765 - $830 / dmt • A$ / dmt sold (weighted average CIF/FOB) • Unit operating costs includes costs of cost, insurance and freight costs (CIF) linked to customer offtakes
Capital Expenditures [2]	A$40m	• A$30m Sustaining Capital projects at NAL • Balance of spend on Growth Projects • Capital expenditure guidance excludes movements in capital creditors which amounted to A$5m

1. *Unit operating cost sold is calculated on an accruals basis and includes mining, processing, transport, port charges, site-based general and administration costs and cash based inventory movements, and excludes depreciation and amortisation charges, freight and royalties. It is reported in A$/dmt sold, weighted average (CIF/FOB) including CIF Port of Québec.*
2. *Guidance assumes average annual exchange rates of AUD:CAD 0.88 and AUD:USD 0.65.*

ELEVRA LITHIUM

34

08 Appendix

1. Attributable basis, all estimates in table shown on 100% Basis. 2. Inflated at 2% p.a. to August 2025 from initial study date excluding capital contingencies where reported. Updated resource base ELEVRA LITHIUM 36 Inferred (%Li 2 O) Inferred (Mt) M+I Inclusive of Reserves M+I (%Li 2 O) Total M+I (Mt) Indicated (%Li 2 O) Indicated (Mt) Measured (% Li 2 O) Measured (Mt) Date Source Code Incremental Annual Target Production Rate (kt SC5.5 equiv.) Initial / Remaining Capex Estimate (US$MM) 2 Status Location Company Asset 1.2% 27.6 No 1.4% 63.9 1.4% 63.9 - - 31 - 12 - 24 Albemarle 10 - K (2024) S - K 1300 458 1,700 Non - Operating North Carolina, U.S. Albemarle Kings Mountain 1.3% 55.9 No 1.1% 18.1 1.1% 18.1 - - 31 - 12 - 24 Arcadium Lithium 10 - K (2024) S - K 1300 317 397 Non - Operating Québec, Canada Rio Tinto Galaxy (James Bay) 1.3% 8.3 No 1.4% 7.8 1.4% 7.8 - - 31 - 12 - 24 Arcadium Lithium 10 - K (2024) S - K 1300 235 330 Non - Operating Québec, Canada Rio Tinto (50%); IQ (50%) Whabouchi 1.4% 16.6 Yes 1.5% 35.2 1.5% 18.8 1.6% 16.4 09 - 07 - 25 Company Filing (NI 43 - 101 Technical Report) NI 43 - 101 218 661 Non - Operating Ontario, Canada Frontier Lithium (92.5%); Mitsubishi (7.5%) PAK 1.3% 33.3 Yes 1.4% 108.0 1.4% 108.0 - - 12 - 05 - 25 Company Announcement (Significant Mineral Resource Upgrade at Shaakichiuwaanaan Lithium Project) NI 43 - 101 436 617 Non - Operating Québec, Canada Patriot Battery Metals Shaakichiuwaanaan 1.0% 15.9 Yes 1.1% 28.2 1.1% 28.2 - - 31 - 12 - 24 Piedmont Lithium 10 - K (2024) S - K 1300 - - Non - Operating North Carolina, U.S. Elevra Lithium Carolina 1.0% 18.9 Yes 1.2% 76.2 1.2% 76.2 - - 27 - 08 - 25 Company Filing (NAL Resource and Reserves Increase) JORC 119 208 Operating Québec, Canada Elevra Lithium North American Lithium 1.0% 2.9 Yes 1.0% 14.1 1.0% 8.1 1.0% 6.0 11 - 10 - 22 Company Filing (Definitive Feasibility Study Confirms NAL Value with A$2.2B NPV) JORC - - Non - Operating Québec, Canada Elevra Lithium Authier 1.2% 13.3 Yes 1.2% 107.7 1.2% 101.4 1.5% 6.3 25 - 08 - 25 Company Filing (Moblan Increases Resource to 121Mt and Reserves to 48Mt) JORC - - Non - Operating Québec, Canada Elevra Lithium (60%); IQ (40%) Moblan 1.2% 16.5 Yes 1.1% 61.4 1.1% 61.4 - - 31 - 12 - 23 Company Filing (Adina Mineral Resource Increases 33% to 78Mt at 1.15% Li 2 O) JORC 280 348 Non - Operating Québec, Canada Winsome Resources Adina 0.8% 2.4 Yes 0.9% 30.6 0.9% 30.6 - - 03 - 04 - 17 Company Filing (Rose Lithium - Tantalum Project Feasibility Study) NI 43 - 101 163 488 Non - Operating Ontario, Canada Critical Elements Rose 1.5% 2.3 Yes 1.3% 13.0 1.4% 8.7 1.3% 4.3 30 - 01 - 25 Company Filing (Avalon Advanced Materials Announces 28% Increase in Measures and Indicated Mineral Resources at JV Separation Rapids Project in Ontario Canada) NI 43 - 101 15 317 Non - Operating Ontario, Canada Avalon Advanced Materials (40%); Sibelco (60%) Separation Rapids 1.0% 4.2 Yes 0.9% 10.6 0.9% 10.6 - - 10 - 08 - 23 Company Filing (Georgia Lake Pre - Feasibility Study) NI 43 - 101 109 203 Non - Operating Ontario, Canada RockTech Georgia Lake Supporting Data Leading Hard Rock Resource Base in North America Totalling 229Mt 1

Supporting Data Combined Lithium Ore Reserve Totalling 106Mt 1 Cut - off Grade (%) Li 2 O Grade (%) Tonnes (Mt) Reverse Category 0.60 1.01 0.3 Proved Ore Reserves 0.60 1.11 48.2 Probable Ore Reserves 0.60 1.11 48.6 Total 0.60 0.97 5.7 Proved Ore Reserves 0.60 1.03 4.9 Probable Ore Reserves 0.60 1.00 10.5 Total 0.60 1.57 5.33 Proved Ore Reserves 0.60 1.27 42.75 Probable Ore Reserves 0.60 1.31 48.08 Total - - Proven 1.10% 18.3 Probable 1.10% 18.3 Total Asset Source North American Lithium NAL Resources and Reserves Increases 27 August 2025 Authier NAL Resources and Reserves Increases 27 August 2025 Moblan Moblan Increases Resource to 121Mt and Reserve to 48Mt 25 August 2025 Carolina Piedmont 202 4 10 - K filing with the SEC 26 February 2025 ELEVRA LITHIUM 37 1. Attributable basis, all estimates in table shown on 100% Basis.

Important Information and Disclaimer ELEVRA LITHIUM 38 Important Information and Disclaimer Statements in this presentation are made only as of the date of this presentation unless otherwise stated, and the information in this presentation remains subject to change without notice. Presentation for the Purposes of Providing Information Only This presentation is not a prospectus, disclosure document or offering document under Australian law or under the law of any other jurisdiction. It is for informational purposes only. This document does not constitute and should not be construed as, an offer to sell or a solicitation of an offer or invitation to subscribe for, buy, or sell securities in the Company. Any material used in this presentation is only an overview and summary of certain data selected by the management of the Company. The presentation does not purport to contain all the information that a prospective investor may require in evaluating a possible investment in the Company, nor does it contain all the information which would be required in a disclosure document prepared in accordance with the requirements of the Corporations Act and should not be used in isolation as a basis to invest in the Company. Recipients of this presentation must make their own independent investigations, consideration and evaluation of the Company. The distribution of this presentation in other jurisdictions outside of Australia may also be restricted by law and any restrictions should be observed. To avoid doubt, this presentation is not for distribution or dissemination within the US and Canada. Any failure to comply with such restrictions may constitute a violation of applicable securities laws. Disclaimer No representation or warranty, express or implied, is made as to the fairness, accuracy, completeness or correctness of the information, opinions or conclusions contained in or derived from this presentation or any omission from this presentation or of any other written or oral information or opinions provided now or in the future to any person. To the maximum extent permitted by law, neither the Company nor any of its affiliates, related bodies corporate and their respective officers, directors, employees, advisors and agents, nor any other person, accepts any liability as to or in relation to the accuracy or completeness of the information, statements, opinions, or matters (express or implied) arising out of, contained in or derived from this presentation or any omission from this presentation or of any other written of oral information or opinions provided now or in the future to any person. Forward Looking Statements This presentation may contain certain forward - looking statements. Such statements are only predictions, based on certain assumptions and involve known and unknown risks, uncertainties and other factors, many of which are beyond Sayona Mining Limited’s control. Actual events or results may differ materially from the events or results expected or implied in any forward - looking statement. The inclusion of such statements should not be regarded as a representation, warranty or prediction with respect to the accuracy of the underlying assumptions or that any forward - looking statements will be or are likely to be fulfilled. Sayona Mining Limited (Elevra Lithium) undertakes no obligation to update any forward - looking statement or other statement to reflect events or circumstances after the date of this presentation (subject to securities exchange disclosure requirements). The information in this presentation does not take into account the objectives, financial situation or particular needs of any person. Nothing contained in this presentation constitutes investment, legal, tax or other advice. The Company confirms that it is not aware of any new information or data that materially affects the information included in the original market announcement and all material assumptions and technical parameters continue to apply and have not materially changed. The Company confirms that the form and context in which the Competent Person’s findings are presented have not been materially modified from the original market announcements.

Important Information and Disclaimer ELEVRA LITHIUM 39 Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources Standard for Assessing Mineral Reserves and Resources As a public company listed in Australia and the United States, Sayona Mining is required to comply with the resource estimation standards of both the JORC Code and S - K 1300. Certain of Sayona’s disclosures instead comply with the JORC Code or Canadian National Instrument 43 - 101, Standards of Disclosure for Mineral Projects (“NI 43 - 101”). Each of these standards contain specific meanings for terms such as “mineral resource”, “measured mineral resource”, “indicated mineral resource”, “inferred mineral resource”, “proven mineral reserves”, and “probable mineral reserves” for various types of technical studies. Although the principles for reporting mineral resources and reserves, including subcategories of measured, indicated, and inferred resources, are broadly similar under each set of standards, we caution you that estimates prepared solely under the JORC Code are not fully comparable to similarly titled measures disclosed under S - K 1300 or the other reporting and disclosure requirements of the U.S. federal securities laws, rules and regulations. Mineral Reserves and Resources of the Carolina Lithium Project Mineral reserve and mineral resource information contained in this presentation for the Carolina Lithium Project was prepared by Piedmont in accordance with S - K 1300 and the JORC Code. Mineral Reserves and Resources of the North American Lithium, Authier, and Moblan Projects Mineral reserve and mineral resource information contained in this presentation for the North American Lithium, Authier, and Moblan Projects were prepared in accordance with the JORC Code and NI 43 - 101. Such information was not prepared in accordance with S - K 1300.